Crowdmed

BALANCE SHEET

As of March 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	219,335.06
PayPal 2	2,019.61
Wells Fargo	69,460.46
Total Bank Accounts	**$290,815.13**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Inventory Asset	600.00
LeadGenius PrePayment	17,000.00
Loan to Rebekah Castaneda	0.00
Rent Deposit	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$17,600.00**
Total Current Assets	**$308,915.13**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	19,204.68
Computer Rental	115.00
Total Computer & Technology	**19,319.68**
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$4,328.85**
TOTAL ASSETS	**$313,243.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,370.00
Total Accounts Payable	**$3,370.00**
Credit Cards	
Amex Gold (51002)	7,481.06
Brex	18,000.00
Total Credit Cards	**$25,481.06**

Crowdmed

BALANCE SHEET

As of March 31, 2019

	TOTAL
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-584,990.57
AZ Withholding	6,808.18
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	315,109.64
FICA Withholding	140,409.00
GA State Tax	13,304.15
NY City Tax	2,692.43
NY SDI	-28.80
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-28.80**
Total Other Current Liabilities	**$5,041.10**
Total Current Liabilities	**$33,892.16**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt Accrued Interest	346,940.00
Convertible Debt B	1,894,332.16
Total Long-Term Liabilities	**$4,671,564.60**
Total Liabilities	**$4,705,456.76**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-4,317,027.74
Shareholder Distribution	147.74
Treasury Stock	-3,250.60
Net Income	-89,743.03
Total Equity	**$ -4,392,212.78**
TOTAL LIABILITIES AND EQUITY	**$313,243.98**